

December 24, 2014

Via E-mail
David A. Dye
Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

> **Re: Computer Programs and Systems, Inc.**
> **Form 10-K for the Fiscal Year December 31, 2013**
> **Filed March 12, 2014**
> **File No. 000-49796**

Dear Mr. Dye:

We have reviewed your letter dated December 5, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 20, 2014.

Notes to Consolidated Financial Statements

Note 10. Financing Receivables, page 68

1.   We note your response to prior comment 2. At the outset of your Second Generation Meaningful Use Installment Plans, tell us whether you had a history of a collecting all payments as due for a substantive number of completed historical arrangements. Provide us with your analysis that compares the timing of the actual payments received to the contractual payment terms of the completed 2012 Arrangements. Refer to ASC 985-605-55-23.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Timothy W. Gregg, Esq.
        Maynard Cooper & Gale PC